[LETTERHEAD OF GLADSTONE CAPITAL]

January 27, 2010

VIA FACSIMILE AND EDGAR

Christian T. Sandoe, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Capital Corporation
Registration Statement on Form N-2
Registration No. 333-162592

Dear Mr. Sandoe:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to be declared effective on January 28, 2010 at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

Very truly yours,

GLADSTONE CAPITAL CORPORATION

By:	/s/ Gresford Gray
Gresford Gray
Chief Financial Officer

cc:	Thomas R. Salley, Esq.
Darren K. DeStefano, Esq.
Christina L. Novak, Esq.